SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For Fiscal Year Ended December 31, 2000

Commission File No. 33-63249

The Burlington Northern and Santa Fe Railway Company
Non-Salaried Employees 401(k) Retirement Plan
(Full Title of the Plan)

BURLINGTON NORTHERN SANTA FE CORPORTATION
2650 Lou Menk Drive, Second Floor
Fort Worth, Texas 76131-2830
(Name of issuer of securities held pursuant to the plan and the address of its principal executive office)

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE BURLINGTON NORTHERN SANTA FE RAILWAY COMPANY NON-SALARIED EMPLOYEES 401(K) RETIREMENT PLAN

By:	/s/ GLORIA A. ZAMORA
Gloria A. Zamora Vice President Human Resources

Date: June 28, 2002

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EXHIBITS

Exhibit No.		Page No.

23	Consent of PricewaterhouseCoopers LLP	4

99	Report of Independent Accountants and Financial Statements required by Form 11-K related to The Burlington Northern and Santa Fe Railway Company Non-Salaried Employees 401(k) Retirement Plan (Commission File Number 33-63249)	5

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